SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                                SCHEDULE 13G
                               (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)


                      XM SATELLITE RADIO HOLDINGS INC.
                       -----------------------------
                              (Name of Issuer)


              Class A Common Stock, par Value $0.01 per share

              -----------------------------------------------
                       (Title of Class of Securities)


                                983759 10 1
              -----------------------------------------------
                               (CUSIP Number)


                              October 12, 2001
    -------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.                          13G

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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Rare Medium Group, Inc. (23-2358845).

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [  ] (a)
          [  ] (b)

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    3     SEC USE ONLY

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    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      5,000,000
        BENEFICIALLY             ---------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH                       0
          REPORTING              ---------------------------------------------
           PERSON                7     SOLE DISPOSITIVE POWER
            WITH                       5,000,000
                                 ---------------------------------------------
                                  8    SHARED DISPOSITIVE POWER
                                       0

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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000,000

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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          10.26%

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   12     TYPE OF REPORTING PERSON
          CO
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Item 1(a).  Name of Issuer.

XM Satellite Radio Holdings Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices.

1500 Eckington Place, NE
Washington, DC 20002-2194


Item 2(a).  Name of Person Filing.

Rare Medium Group, Inc.


Item 2(b).  Address of Principal Business Office or, if None, Residence.

28 West 23rd Street
New York, New York 10010


Item 2(c).  Citizenship.

Delaware


Item 2(d).  Title of Class of Securities.

Class A Common Stock, par value $0.01 per share


Item 2(e).  CUSIP Number.

983759 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)      [ ]  Broker or dealer registered under Section 15 of the
                        Exchange Act.

          (b)      [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)      [ ]  Insurance company as defined in section 3(a)(19) of
                        the Exchange Act.

          (d)      [ ]  Investment company registered under Section 8 of
                        the Investment Company Act.

          (e)      [ ]  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

          (f)      [ ]  An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)      [ ]  A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)      [ ]  A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act.

          (i)      [ ]  A church plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of the Investment Company Act.


Item 4.  Ownership.

(a) Amount beneficially owned: 5,000,000
(b) Percent of class: 10.26%
(c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 5,000,000
         (ii)  Shared power to vote or direct the vote:0
         (iii) Sole power to dispose or to direct the disposition: 5,000,000
         (iv)  Shared power to dispose or to direct the disposition: 0


Item 5.  Ownership of Five Percent or Less of a Class.

N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A


Item 8.  Identification and Classification of Members of the Group.

N/A


Item 9.  Notice of Dissolution of Group.

N/A


Item 10.  Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            October 22, 2001
                                            ----------------
                                            Date

                                            RARE MEDIUM GROUP, INC.


                                            /s/ Robert C. Lewis
                                            -------------------
                                            Name:  Robert C. Lewis
                                            Title: Senior Vice President and
                                                   General Counsel